K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

June 3, 2020

FILED VIA EDGAR

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harris Associates Investment Trust; Post-Effective Amendment No. 62 -- Oakmark Bond Fund File Nos. 33-38953; 811-06279

Dear Ms. White:

This letter responds to your comments, discussed in our telephone conversation on May 12, 2020, regarding your review of Post-Effective Amendment No. 62 to the registration statement on Form N-1A for Harris Associates Investment Trust (“Registrant”) on behalf of its series, Oakmark Bond Fund (“Fund”).  Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 62 will become effective on June 10, 2020. The Registrant expects to file Post-Effective Amendment No. 63 on June 8, 2020, which will become effective on June 10, 2020, pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the SEC staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes such as the inclusion of information regarding the purchase and sale of Fund shares through intermediaries that is substantially identical to the language included in the currently effective registration statement for the other series of the Registrant.

General

Comment 1:  Please update the series and class identifiers on Edgar and the prospectus and SAI with ticker symbols.

Response: The Registrant has made the requested change.

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

June 3, 2020

Comment 2: Significant market events have occurred since this post-effective amendment was filed as a result of the COVID-19 pandemic. Please consider whether the Fund’s disclosures, including risk disclosures, should be revised based on how these events are affecting both debt and equity markets. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

Response: The “Risk Factors” section was revised to include the following:

Market Risk. The Fund is subject to market risk—the risk that securities markets and individual securities will increase or decrease in value. Market risk applies to every market and every security. Security prices may fluctuate widely over short or extended periods in response to adverse issuer, political, regulatory, market, economic, global health crises or similar pandemics, or other developments that may cause broad changes in market value and public perceptions concerning these developments, and adverse investor sentiment. In addition, securities markets tend to move in cycles. If there is a general decline in the securities markets, it is possible your investment may lose value regardless of the individual results of the companies in which the Fund invests. The magnitude of up and down price or market fluctuations over time is sometimes referred to as “volatility,” which, at times, can be significant. In addition, different asset classes and geographic markets may experience periods of significant correlation with each other. As a result of this correlation, the securities and markets in which the Fund invests may experience volatility due to market, economic, political or social events, such as global health crises or similar pandemics, and conditions that may not readily appear to directly relate to such securities, the securities’ issuer or the markets in which they trade. In addition, some companies may have substantial foreign operations or holdings and may involve additional risks relating to those markets, including but not limited to political, economic, regulatory, or other conditions in foreign countries, as well as currency exchange rates. The foregoing risks could impair the Fund’s ability to maintain its operational standards and may result in delays and failures to certain processes, disrupt the operations of the Fund’s service providers, impair the ability to complete redemptions, adversely affect the value and liquidity of your investments in the Fund, and negatively impact the Fund’s performance. A health crisis may exacerbate other pre-existing political, social and economic risks. Governments and central banks may move to limit these negative economic effects with interventions that may be unprecedented in size and scope, but the ultimate impact of these efforts is uncertain. Any such impact could adversely affect the Fund’s performance, resulting in losses to your investment.

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

June 3, 2020

Prospectus

Comment 3:   The “Principal Investment Strategy” section states that the Fund invests in other investment companies as a principal investment strategy. Please confirm whether a separate line item should be included in the fee table for acquired fund fees and expenses (“AFFE”) and revise or advise in your response.

Response: No change was made in response to this comment. The Fund does not anticipate AFFE to go above one basis point, so at this time it is not necessary to include AFFE in the fee table.

Comment 4:   In the “Portfolio Turnover” section, clarify that no portfolio turnover information is provided because the Fund has not yet commenced operations or has not yet been in operation for a full year.

Response: The Registrant has revised the “Portfolio Turnover” section as follows:

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in Annual Fund Operating Expenses or in the Example, affect the Fund’s performance. As of the date of this prospectus, the Fund had not yet commenced operations and had no portfolio turnover information to report.

Comment 5:   The last sentence of the fourth paragraph of the “Principal Investment Strategy” section states that the Adviser’s investment strategy “emphasizes credit selection on individual names.” Please clarify what this means.

Response: The Registrant has revised the last sentence of the fourth paragraph of the Fund’s “Principal Investment Strategy” as follows:

The Adviser’s investment strategy ~~focusses less on forecasting interest rates; rather, emphasizes credit selection on individual names~~is a bottom-up process that first looks for opportunities by focusing on an individual issuer’s default risk pricing and then incorporates top-down considerations such as interest rate forecasting, curve selection, and other macros factors.

Comment 6:   The second sentence of the fifth paragraph of the “Principal Investment Strategy” section states that the Fund’s portfolio selection process uses a “best ideas allocation structure.” Please clarify in plain English what this means.

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

June 3, 2020

Response: The Registrant has revised the second sentence of the fifth paragraph of the Fund’s “Principal Investment Strategy” as follows:

The Fund’s portfolio selection process uses a ~~best ideas allocation~~ ranking structure with a defined “buy” and “sell” discipline that allocates investments among a list of approved issuers and considers an individual investment’s risk reward profile, legal structure, and/or downside risk, among other factors.

Comment 7:  Please respond supplementally whether the Fund will count derivative investments towards its 80% policy and, if so, how it will value derivatives for that policy.

Response: The Fund intends to take into account exposures created by derivative instruments for purposes of the Fund's 80% policy in a manner consistent with Rule 35d-1 under the 1940 Act. For instance, if a derivative creates an investment exposure to an instrument in an amount equal to the mark-to-market value of the derivative, the Fund would normally expect to use that value for purposes of the 80% test. However, if a derivative creates an exposure equivalent to a cash investment in the underlying instrument equal to the derivative's notional value, the Fund believes it is appropriate to use that amount for purposes of the 80% test. The Fund believes that such treatment is consistent with the Commission's statement that "[i]n appropriate circumstances" an investment company could "include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket." See Investment Company Names, Investment Company Act Release No. 24828, at n. 13 (Jan. 17, 2001).

Comment 8:  Please confirm whether the Fund will invest in covenant lite loans. If so, please add principal investment strategy and risk disclosure.

Response: The Registrant has added a reference to covenant lite loans to the “Principal Investment Strategy” section and corresponding disclosure in the “Principal Investment Risks - Loan Interests Risk” section as follows:

Covenant lite loans may contain fewer or no restrictive covenants compared to other loans. Accordingly, the Fund may experience relatively greater difficulty or delays in enforcing its rights on its holdings of certain covenant lite loans than its holdings of loans or securities with more traditional financial covenants, which may result in losses to the Fund.

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

June 3, 2020

Comment 9:  Please consider whether any additional risk disclosure is necessary for the Fund’s investments in restricted securities, assignments, inverse floaters, and/or interest only and principal only securities, and if so, please disclose.

Response:  The Registrant has added disclosure in the “Principal Investment Risks” section as follows:

Restricted Securities Risk. Restricted securities may not be listed on an exchange and may not have an active trading market. Accordingly, the prices of these securities may be more difficult to determine than publicly traded securities and these securities may involve heightened risk as compared to investments in securities of publicly traded companies. In addition, restricted securities may be illiquid, and it can be difficult to sell them at a time when it may otherwise be desirable to do so or the Fund may be able to sell them only at prices that are less than what the Fund regards as their fair market value.

Loan Interests Risk. Loan interests may be subject to restrictions on transfer. The Fund may be unable to sell its loan interests at a time when it may otherwise be desirable to do so. Therefore, at times loan interests may be illiquid. Loan interests may have extended settlement periods and also may be difficult to value. Interests in secured loans have the benefit of collateral securing a loan in which the Fund has an interest and, typically, there are restrictive covenants limiting the ability of the borrower to further encumber its assets. The value of the collateral may decline and may become insufficient to cover the amount owed on the loan. In the case of borrower default, bankruptcy or other insolvency laws may limit or delay the Fund’s access to the collateral. Further, in the event of a default, lower tier secured loans and unsecured loans will generally be paid only if the value of the collateral exceeds the amount of the borrower’s obligations to the senior secured lenders, and the remaining collateral may not sufficiently cover the full amount owed on the loan in which the Fund has an interest. Interests in loans can expose the Fund to the lender’s credit risk and also may expose the Fund to the credit risk of the underlying borrower.

Covenant lite loans may contain fewer or no restrictive covenants compared to other loans. Accordingly, the Fund may experience relatively greater difficulty or delays in enforcing its rights on its holdings of certain covenant lite loans than its holdings of loans or securities with more traditional financial covenants, which may result in losses to the Fund. A loan interest may also be obtained by the assignment of all or a portion of the interests in a particular loan that are held by an original lender or a prior assignee. Normally, an assignee will succeed to all rights and obligations of its assignor with respect to the portion of the loan that is assigned. However, it is possible that the rights and obligations acquired by the purchaser of a loan assignment may differ from those held by the original lender or the assignor. When the fund receives a loan assignment, it is possible that the Fund could be held liable, or may be called upon to fulfill other obligations.

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

June 3, 2020

Interest Rate Risk. The Fund’s yield and share price will fluctuate in response to changes in interest rates and there is a risk of loss due to changes in interest rates. In general, the prices of debt securities rise when interest rates fall, and the prices fall when interest rates rise. The Fund may be subject to a greater risk of rising interest rates due to the current period of historically low rates. An inverse floater earns interest at rates that vary inversely to changes in short-term interest rates. An inverse floater produces less income (and may produce no income) and may decline in value when market rates rise.

Comment 10:  The “Principal Investment Strategy” section states that the Fund will invest in other investment companies. Please add corresponding risk disclosure or explain supplementally why it is not included.

Response: The “Principal Investment Risks” section has been revised to include the following:

Other Investment Company Risk. To the extent the Fund invests in other investment companies, its performance will be affected by the performance of those other investment companies. Investments in other investment companies are subject to the risks of the other investment companies’ investments, as well as to the other investment companies’ expenses.

Comment 11:  The introduction to the “Risk Factors” section states that “[i]n addition to the risks described in the Fund’s summary section, you may be subject to the following principal risks if you invest in the Fund.” It is unclear why these are “in addition to the risks in the summary section” as the risks should be the same risks and just provide more detail. Please clarify this introduction; these should be in a separate section if different from the summary section (i.e., Operational and Cybersecurity Risk).

Response: The Registrant is adding a separate section to the statutory prospectus to discuss additional risks and the introduction to the “Risk Factors” section has been deleted and replaced with the following:

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

June 3, 2020

This section provides additional information about the Fund’s principal investment risks described in its Fund summary section.

Comment 12: The “Management of the Fund” section states that “The Adviser is entitled to recoup from assets attributable to any class of the Fund amounts reimbursed to that class, except to the extent that class already has paid such recoupment to the Adviser or such recoupment would cause the annual ordinary operating expenses of that class for the fiscal year to exceed the applicable limit shown above or to exceed any lower limit in effect at the time of recoupment. Any such repayment must be made within three years after the year in which the reimbursement occurred.” Please note that if in the future you were to reflect waiver in the fee table, you would either (1) need to change “year” to “date” or “month” or (2) represent that you have conducted a FAS 5 analysis and concluded that recoupment is not probable and that you have provided the analysis to the Fund's auditor.

Response: No change was made in response to this comment. The Registrant will consider the staff’s comment for future post-effective amendments, as applicable, if in the future the Fund reflects a reimbursement in the fee table.

Comment 13:   In the “General Redemption Policies - Redemption in Kind” section, consider disclosing whether such redemptions would be made using pro rata slices of assets, representative securities baskets, or individually selected securities.

Response: The “General Redemption Policies - Redemption in Kind” section has been revised as follows:

Redemption in Kind. ~~The Fund is obligated to redeem shares solely in cash up to the lesser of $250,000 or 1% of the Fund’s NAV during any 90-day period for any one shareholder. Redemptions in excess of those amounts will normally be paid in cash, but may be paid wholly or partly by a distribution in kind of securities.~~ The Fund reserves the right, under certain conditions, to honor any request for redemption by making payment in whole or in part in securities valued as described in “Net Asset Value” above. The specific security or securities to be distributed could include a pro-rata slice of the Fund’s portfolio, individual securities, or a representative basket of securities dependent upon various circumstances and subject to any applicable laws or regulations. Brokerage costs may be incurred by a shareholder who receives securities through a Redemption in Kind and desires to convert them to cash. In addition, securities received through a Redemption in Kind are subject to market risk until they are sold.

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

June 3, 2020

Comment 14:  Pursuant to Section 6(a) of the 1933 Act, a registration statement must be signed by the issuer, the principal executive officer(s), the principal financial officer, the comptroller or principal accounting officer, and a majority of the trustees or persons performing similar functions. Please clarify who signed Post-Effective Amendment No. 62 in the capacity as comptroller or principal accounting officer.

Response: The Registrant notes that Zachary D. Weber, the Principal Financial Officer and Treasurer of the Registrant, signed Post-Effective Amendment No. 62 in his capacity as principal accounting officer.

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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9156 or Ndenisarya M. Bregasi at (202) 778-9021.  Thank you for your attention to this matter.

Sincerely,

/s/ Melissa T. Herr

Melissa T. Herr